UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **November 17, 2005**

First Financial Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**0-17122**	**57-0866076**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Broad Street, Charleston, South Carolina	**29401**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number (including area code): **(843) 529-5933**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

On November 17, 2005, A. Thomas Hood, CEO of First Financial Holdings, Inc. participated in a panel discussion at the Sandler O'Neill & Partners, L.P. Financial Services Conference. For more information regarding this matter, see the presentation attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit (99.1). Presentation of November 17, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC.

DATE: November 17, 2005   By: /s/ Susan Baham
                                      Susan Baham
                                      Executive Vice President, Finance
                                      and Chief Financial Officer

Exhibit 99.1

Slide 1

- **Introduction**
- **FD disclosure**

First Financial Holdings, Inc.

Charleston, South Carolina

A. Thomas Hood, President & CEO

Forward-looking Statements

Certain matters in the presentation today constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2004. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

11/17/2005

- **We are the third largest financial institution headquartered in South Carolina.**
- **We offer a broad-base of banking, investment and insurance products serving both consumers and businesses.**
- **We have a significant presence in attractive, high growth coastal markets.**
- **First Southeast Insurance and its affiliates is one of the largest independent insurance agencies in South Carolina.**
- **At the end of fiscal 2005, we**
  - **Had total assets of $2.5 billion;**
  - **$1.9 billion of assets were in our loan portfolio;**
  - **We had total equity of $171 million – 6.78% of assets;**
  - **And a market cap of $374 million.**
  - **Our five-year average compound growth rates for assets, net income, earnings per share, stock price and dividends are listed.**

Corporate Profile
September 30, 2005
(amounts in thousands)

• Total Assets		$ 2,522,405
• Net Loans		$ 1,888,389
• Total Equity		$ 171,129
• Equity/Assets		6.78%
• Market capitalization		$ 373,648
• Average Compounded Growth Rate	5 Year	10 Year
– Assets	2.25%	5.93%
– Net Income	5.65%	10.34%
– Earnings per share	7.29%	11.25%
– Stock Price (NASDAQ: FFCH)	15.03%	11.78%
– Dividends	10.44%	12.63%

- **Slide 3**

Based on a real quick comparison to the Sandler O'Neill peer group median's of $1-5 billion asset banks. This group includes 34 banks located in the southeast.
- **We trade at a higher price to book,**
- **A slightly lower P/E,**
- **And have a much higher dividend yield**

Corporate Profile

	FFCH		SO&P Peer[4] Group
	9/30/05[1]	11/8/05	11/8/05
Stock Price	$ 30.84	$ 30.16	
Market Cap (in thousands)	$ 373,648	$ 363,188	$ 353,003
Price/Book	218.4%	213.6%	195.4%
2005E P/E [2]	14.8x	14.1x	16.2x
Dividend Yield	3.0%	3.2%[3]	2.1%

[1] Actual year-end.
[2] Using consensus estimates.
[3] Reflects Oct. 27 dividend increase from $.92 to $.96 annually.
[4] SO&P provided peer averages of $1-5 billion in asset banks (34 banks located in the Southeast).

<u>Slide 4</u> - **Strategic Direction**

- **We have a major commitment to sales and service excellence - we have been using the Cohen-Brown sales program for the past eight years.**
- **We are very focused on training and retaining our sales and service staff.**
- **We are aggressively growing our core deposits.**
- **We continue to explore opportunities to grow our insurance operation through acquisitions and internal growth with existing partners.**
- **We have a very rich internet banking offering.**
- **We have made smart investments in a broad selection of distribution channels.**
- **Our efforts are very focused on growing non-spread revenues**
- **And, we continue to place increased emphasis on sales of banking products and services to small and medium-sized businesses.**

Strategic Direction

- Major Commitment to Sales and Service Excellence
- Build and Retain the High-Quality Workforce/Family-Friendly Workplace
- Aggressive Efforts to Grow Core Deposits
- Continued Expansion of Insurance, Investment and Trust Businesses - the First Southeast Group
- Expansion of Internet Banking Products and Services
- Continued Investments in Diverse Distribution Channels
- Continued Efforts to Accelerate Non-Spread Revenues
- Increased Emphasis on Sales of Banking Products and Services for Small and Medium-sized Businesses

Slide 5

Over the past six years, on average, annual revenues have grown

- **Over 40% in our advice businesses (insurance, trust and investment). Insurance revenues alone increased from $2 million to $20 million during this six years, a 50% annual average. The March quarter of each year is usually an excellent quarter due to the seasonal nature of contingent insurance commissions received. While these advice businesses contribute increasingly to our bottom line, the efficiency ratio is not typically used as a measurement in a net sales business like it is in the bank or spread business. If the advice piece is removed, our bank efficiency ratio for fiscal 2005 is 58%. The efficiency ratio for the advice businesses is 73%.**

Additionally,

- **Average growth in deposit account fees was 12% during this six year period**
- **Average growth of bank card/banking services and other was 23%**
- **Average mortgage banking income growth was 30% during this period**
- **And, average net interest income growth approximated 4%.**


Revenue Growth
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Sep-05
Insurance/Trust/Investment (Advice Businesses)
Deposit Account Fees
Bank Card/Banking Services & Other
Mortgage Banking
Net Interest Income

Slide 6

Our loan portfolio composition continues to change.
- **We've put more emphasis on expanding consumer and business lending.**
- **As a result, those balances have continued to grow as a part of our total loan portfolio.**
- **Consumer, construction, and multi-family/commercial/business and real estate loans now represent 47% of total loans, up from 27% six years ago.**

Loan Portfolio
(amounts in millions)





September 30, 1999   September 30, 2005

<u>**Slide 7**</u>

Transaction accounts - checking, money market deposits and statement savings now make up 57% of total deposits. Certificates of deposit are substantially all in-market, retail deposits (no brokered deposits).



Slide 8

We do business in four primary markets: the Charleston area, the Grand Strand/Myrtle Beach area, the Florence market and the Hilton Head/Bluffton market. We also serve several other markets, including Georgetown and Brunswick County in North Carolina.

- **We have 50 bank sales offices -- 3 in Hilton Head, 24 in the Charleston area, 18 in the Grand Strand area and coastal North Carolina, and 5 in Florence.**
- **9 of these locations are in Wal*Mart superstores – monthly these branches produce more than 4 times the number of demand account relationships of traditional branches.**
- **We have a commitment to open 2 more Wal*Mart superstores in the next year.**
- **We have 11 insurance sales offices (in addition to our recent Kimbrell/Preferred Markets acquisitions). These offices currently produce $111.4 million retail and commercial premiums and $27 million in wholesale premiums annually.**
- **We have 14 investment and trust offices located throughout South Carolina. Our newest registered investment office is located in Spartanburg, South Carolina.**


First Financial Holdings, Inc.
October 25, 2005
Markets
Lake Wylie
Rock Hill
Union
South
Carolina
Florence
Conway
Columbia
Lake City
Sunset Beach, NC
Myrtle Beach
Ridgeland
Charleston
Hilton Head Island
Retail Banking Offices (41)
Wal*Mart Superstore Offices (9)
First Southeast Insurance Services (11)
Kimbrell Insurance Group (1)
First Southeast Investor Services (11)
First Southeast Fiduciary and Trust Services (3)

Conclusion:

- **We have a very experienced and successful management team;**
- **A very successful sales and service culture;**
- **We're in excellent high growth markets;**
- **We have a rapidly growing and profitable insurance business and substantial growth in other income;**
- **And an excellent record of earnings and dividend performance.**

The archived webcast will be available for 30 days after the event, beginning 11/18/2005 at http://www.sandleroneill.com.

In addition, the presentation from November 1-2, 2005 was used as handouts. This presentation was filed as an 8-K with the SEC on November 2, 2005. However, one slide has been updated in the handout. It is presented below:



Additional Information:


September 30, 2005
One Year Growth/Growth Rate


Deposits	Change	%
Retail demand (interest bearing and non-interest bearing)	33,452	10.97%
Commercial (interest bearing and non-interest bearing)	47,729	35.58%
Total checking	81181.00	18.49%

New Lending		%
Business Lending		33.67%
Consumer Lending		25.60%
Real Estate Lending (gross)		-4.55%
Total lending		10.15%